SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

FX Real Estate and Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

302709-100
(CUSIP Number)

Mitchell J. Nelson Atlas Real Estate Funds, Inc. 650 Madison Avenue, 15th Floor New York, New York 10022 Telephone: (212) 796-8174
(Name, address and telephone number of person authorized to receive notices and communications)

April 16, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 302709-100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	15,871,972
SHARES BENEFICIALLY	8	SHARED VOTING POWER	19,326,174
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	2,600,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	32,598,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,198,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 302709-100	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	766,917
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	766,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 302709-100	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,234,254
SHARES BENEFICIALLY	8	SHARED VOTING POWER	24,826,655
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,234,254
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	24,826,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,060,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 302709-100	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Brett Torino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	256,238
SHARES BENEFICIALLY	8	SHARED VOTING POWER	25,958,985
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	256,238
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	25,958,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,215,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 302709-100	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	5,556,870
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	5,556,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 302709-100	SCHEDULE 13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	20,402,115
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	20,402,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,402,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 302709-100	SCHEDULE 13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	5,407,611
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	5,407,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,407,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 302709-100	SCHEDULE 13D	Page 9 of 11 Pages

This Amendment No. 14 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended  by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 11 filed with the SEC on February 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 12 filed with the SEC on March 18, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 13 filed with the SEC on April 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas  (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 14.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 4 and 7 are hereby amended to the extent hereinafter expressly set forth.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Statement is hereby amended to add the following information:

On April 16, 2010, Sillerman, Kanavos and Torino through their corporate affiliates LIRA Property Owner, LLC and LIRA LLC (collectively, the “Newco Entities”), the Issuer’s remaining Las Vegas subsidiary, namely, FX Luxury Las Vegas I, LLC (the “Las Vegas Subsidiary”), and the First Lien Lenders amended the Existing Lock Up Agreement (as previously amended by the Standstill Agreement) by entering into the First Amendment to the Lock Up and Plan Support Agreement (the “First Amendment”).  Under the First Amendment, the parties extended certain target dates contained in the Existing Lock Up Agreement and made certain conforming changes to the Existing Lock Up Agreement to facilitate the Las Vegas Subsidiary’s initiation of the Chapter 11 Bankruptcy Proceeding described below and as contemplated by the Lock Up Agreement.   Exhibits B-3, C, D, E and F to the Existing Lock Up Agreement were amended and restated in their entirety by the First Amendment in connection with the Chapter 11 Bankruptcy Proceeding.

CUSIP No. 302709-100	SCHEDULE 13D	Page 10 of 11 Pages

On April 21, 2010, the Las Vegas Subsidiary filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Bankruptcy Proceeding”) in the United States Bankruptcy Court for the District of Nevada (Case No. 10-17015).

The Las Vegas Subsidiary initiated the Chapter 11 Bankruptcy Proceeding pursuant to the terms and conditions of the Existing Lock Up Agreement, as amended by the First Amendment thereto (as so amended, hereafter referred to as the “Lock Up Agreement”).

The Lock Up Agreement contemplates the orderly liquidation of the Las Vegas Subsidiary in the Chapter 11 Bankruptcy Proceeding by disposing of the Las Vegas Subsidiary’s  Las Vegas property (approximately 17.72 contiguous acres of real property located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada)  for the benefit of the Las Vegas Subsidiary’s (and its predecessor entities’) creditors either pursuant to an auction sale for at least $256 million or, if the auction sale is not completed, pursuant to a prearranged sale to the Newco Entities under the terms of the Chapter 11 Bankruptcy Proceeding’s plan of liquidation.

The Lock Up Agreement is terminable by the first lien lenders, so long as they are not in breach of the Agreement, under certain conditions, including, without limitation, (i) if the interim cash collateral order for the Chapter 11 Bankruptcy Proceeding has not been entered on or before May 5, 2010 or the final cash collateral order for the Chapter 11 Bankruptcy Proceeding has not become a final order on or before June 15, 2010, or (ii) if it is reasonably certain that neither the auction sale of the Las Vegas Property nor the plan of liquidation’s effective date is capable of occurring prior to August 11, 2010.

The Lock Up Agreement is terminable by the Las Vegas Subsidiary, so long as neither the Las Vegas Subsidiary nor the Newco Entities are in breach of the Agreement, if any of the first lien lenders breach any of their obligations under the Lock Up Agreement after giving effect to any applicable notice and cure period.

The Lock Up Agreement is terminable by either the Las Vegas Subsidiary or the Newco Entities if the final order has not been entered confirming the plan of liquidation and allowing the effective date for the plan of liquidation to occur on or before August 10, 2010.

The foregoing description of the Lock Up Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of the Lock Up Agreement, a copy of which listed as and incorporated by reference with Amendment No. 5 as Exhibit 16, the Standstill Agreement, a copy of which listed as and incorporated by reference with Amendment No. 7 as Exhibit 19  and the First Amendment, a copy  of which is listed as and incorporated by reference with this Amendment No. 14 as Exhibit 23.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit Number	Description

23	First Amendment to Lock Up and Plan Support Agreement dated as of April 16, 2010 by and among Ladesbank Baden-Württemberg, Münchener Hypothekenbank EG, Deutsche Hypothekenbank (Actien-Gesellschaft), Great Lakes Reinsurance (UK) PLC, FX Luxury Las Vegas I, LLC, LIRA Property Owner, LLC and LIRA LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated April 16, 2010 and filed with the SEC on April 21, 2010)

CUSIP No. 302709-100	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: April 22, 2010	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc.
Its: General Partner

Dated: April 22, 2010	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: April 22, 2010	/s/ Brett Torino
Brett Torino

Dated: April 22, 2010	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: April 22, 2010	TTERB Living Trust

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: April 22, 2010	Atlas Real Estate Funds, Inc.
By: /s/ Paul Kanavos
Name: Paul Kanavos
Title: President